UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2019

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Decision on Acquisition of Shares of Kakao

On October 28, 2019, in order to pursue a strategic alliance with Kakao Corp. (“Kakao”), the board of directors of SK Telecom Co., Ltd. (the “Company”) approved the Company’s entry into a share purchase agreement with Kakao (the “Agreement”), pursuant to which the Company will acquire newly-issued common shares of Kakao (the “Shares”) (in the aggregate amount of approximately Won 300 billion) through third-party allotment, and Kakao will acquire treasury shares of the Company.

1. Details of Kakao	Company Name	Kakao Corp.
	Country of Incorporation	Republic of Korea	Representatives	Minsu Yeo, Suyong Joh
	Share Capital (Won)	41,998,334,500	Relationship to Company	—
	Total Number of Shares Issued and Outstanding	83,896,669	Principal Business	Mobile services

2. Details of Acquisition	Number of the Shares to be Acquired	2,177,401
	Aggregate Acquisition Value (Won)	300,000,132,379
	Company’s Total Shareholders’ Equity (Won)	22,349,250,355,012
	Ratio of Aggregate Acquisition Value to the Company’s Total Shareholders’ Equity as of December 31, 2018	1.34%

3. Number of Shares to be Held by the Company and Shareholding Ratio after Acquisition	Number of Shares to be Held	2,177,401
	Shareholding Ratio	2.53%

4. Acquisition Method		Cash

5. Purpose of Acquisition		To strengthen collaboration in the future information and communications technology business through a strategic alliance with Kakao.

6. Scheduled Acquisition Date		November 5, 2019

7. Date of Resolution by the Board of Directors		October 28, 2019

• Attendance of Outside Directors		Present: 5; Absent: 0

8. Put Options or Other Agreements		Pursuant to the Agreement, the Shares will be deposited with the Korea Securities Depositary for a lock-up period of one year after the closing date of the acquisition.

9. Other Important Matters Relating to Investment Decision

•  The share capital and total number of shares issued and outstanding of Kakao in Item 1 above are as of October 28, 2019.

•  The Company’s total shareholders’ equity in Item 2 above is on a consolidated basis as of December 31, 2018.

•  The above matters and timetable may change subject to discussions with, or approvals by, relevant authorities. Within the scope of authorities granted by the Company’s board of directors, decisions regarding any changes to the timing, conditions and other particulars are delegated to the Company’s representative director.

Summary Consolidated Financial Information of Kakao (Unit: in millions of Won)

As of and for the year ended December 31,	Total Assets	Total Liabilities	Total Shareholder’s Equity	Share Capital	Revenue	Profit
2018	7,959,542	2,332,385	5,627,158	41,744	2,416,992	15,889
2017	6,349,428	1,886,506	4,462,923	34,004	1,972,326	125,093
2016	5,484,117	1,816,066	3,668,051	33,858	1,464,233	65,455

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

	By:	/s/ Jung Hwan Choi
(Signature)
	Name:	Jung Hwan Choi
	Title:	Senior Vice President

Date: October 28, 2019

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